Filing Pursuant to Registration Statement Number 333-174766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
☑ Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)
AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

(Exact name of trustee as specified in its charter)

New York	13-3439945

(State of incorporation of organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

59 Maiden Lane New York, New York	10038

(Address of principal executive offices)	(Zip Code)
David H. Brill
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(718) 921-8528
(Name, address and telephone number of agent for service)
BROOKDALE SENIOR LIVING INC.

(Exact name of obligor as specified in its character)

Delaware	20-3068069

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

111 Westwood Place, Suite 400, Brentwood, Tennessee	37027

(Address of principal executive offices)	(Zip Code)
2.75% Convertible Senior Notes due 2018

(Title of the Indenture Securities)

Filing Pursuant to Registration Statement Number 333-174766
Item 1. General Information.
Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Superintendent of Banks New York State Banking Department One State Street New York, NY 10004-1511

(b) Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.
Item 2. Affiliations with Obligor.
If the obligor is an affiliate of the trustee, describe each such affiliation.

None.
Items 3-15.
Items 3-15 are not applicable because, to the best of the trustee’s knowledge, the obligor is not in default under any indenture for which the trustee acts as trustee.
Item 16. List of Exhibits.
Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

Exhibit	Exhibit Title
T-1.1	A copy of the Articles of Organization of the Trustee, as amended to date

T-1.2	A copy of the Certificate of Authority of the Trustee to commence business

T-1.4	Limited Liability Trust Company Agreement of the Trustee

T-1.6	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939

T-1.7	A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority

Filing Pursuant to Registration Statement Number 333-174766
SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, American Stock Transfer & Trust Company LLC, a limited liability trust company organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 13th day of June, 2011.

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC Trustee
By:	/s/ David H. Brill
	Name:	David H. Brill
	Title:	General Counsel and Secretary